FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Announces Business Alliance with Recruit, Japan’s Leading
Human Resource Services Company

SHANGHAI, China, April 5, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that it has formed a business alliance with Recruit Co., Ltd., a leading human resource services company in Japan. Under the terms of the agreement, 51job and Recruit will collaborate on the development of 51job’s human resource products and services in China, with Recruit sharing its extensive management knowledge and technical expertise gained from over 40 years of operating history in Japan. In addition, the two companies will establish a corporate planning group within 51job to assess further opportunities in the human resources industry and potentially new businesses in other sectors in China. 51job and Recruit intend that the strategic alliance will include Recruit’s active involvement in 51job’s business development activities and cooperation between the two companies in certain new business areas.

“Through this business alliance, we believe that we will be able to enhance our suite of HR products and services to continue to deliver the most compelling and comprehensive solutions to our customers. We are delighted to partner with Recruit and together explore greater opportunities to serve the evolving needs of corporations in China,” said Rick Yan, President and Chief Executive Officer of 51job.

“We believe we will be able to contribute to the growth of 51job,” said Hiroyuki Honda, Director and Senior Vice President of Recruit. “Through this partnership in the fast growing Chinese market, we believe we can develop new and exciting information services businesses with 51job.”

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 24 cities with local editions of 51job Weekly and Hong Kong.

About Recruit

Founded in 1963 and privately held, Recruit Co., Ltd. is a leading provider of human resource services in Japan. Recruit’s comprehensive services are delivered through multiple platforms including recruitment advertising magazines, Internet websites and mobile phones. Recruit also provides information services products in other business areas such as learning, real estate, automobiles and coupons. For the fiscal year ended March 31, 2005, Recruit had sales of approximately US$3.5 billion and operating income greater than US$1 billion.

Safe Harbor Statement

Statements in this release regarding certain anticipated business prospects resulting from the business alliance constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates are behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed by the Company outside of the human resources industry; and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these statements or as a result of new information, future events or otherwise.